

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

J. Michael French
Chief Executive Officer
Marina Biotech, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

  Re: **Marina Biotech, Inc.**
    Amendment No. 1 to
    Registration Statement on Form S-3
    Filed March 23, 2011
    File No. 333-172819

Dear Mr. French:

  We have limited our review of your amended registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation by Reference, page 30

1. Please amend your filing to incorporate by reference the current report on Form 8-K filed on February 10, 2011 and the two current reports on Form 8-K filed February 9, 2011.

  Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

       Sincerely,

       Jeffrey P. Riedler
       Assistant Director

cc: Michael T. Campoli, Esq.
  Lawrence Remmel, Esq.
  Pryor Cashman LLP
  7 Times Square
  New York, NY 10036